EXHIBIT 23.8

CONSENT OF APPRAISAL FIRM

We hereby consent to the inclusion in the registration statement on Form S-4 of Lawson Holdings, Inc. relating to the proposed acquisition of Intentia International AB (the “Registration Statement”), of references to our report regarding the intangible assets of Intentia International AB, provided to you on September 22, 2005, and to references to our firm’s name therein. In giving such consent, we do not hereby admit that we come within the category of person whose consent is required under Section 7 or Section 11 of the Securities Act of 1933, as amended, or the rules and regulations adopted by the Securities and Exchange Commission thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended or the rules and regulations of the Securities and Exchange Commission thereunder.

/s/ Duff & Phelps, LLC
Chicago, Illinois
March 13, 2006